

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

November 13, 2018

Via Overnight Delivery

Mr. Jonathan B. Leiken
Senior Vice President, Chief Legal Officer and
Secretary
Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

Re: Notice of Intent to Nominate Directors at Diebold Nixdorf, Incorporated's 2019 Annual Meeting of Shareholders

Dear Mr. Leiken:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Diebold Nixdorf, Incorporated (the "Company" or "Diebold") that it intends to nominate Mr. Arthur F. Anton, Mr. Matthew Goldfarb and Mr. Frank LaGrange "Grange" Johnson as nominees for election as directors to the Board of Directors of Diebold at the Company's 2019 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's Amended and Restated Code of Regulations we provide the following information concerning Mr. Arthur F. Anton

1. The nominee's name, age, principal occupation and employer.

   Arthur F. Anton, 61. Chairman and Chief Executive Officer, Swagelok Company.

2. The nominee's business address and residential address. Telephone number.

   Business: 29500 Solon Road, Solon, OH, 44139.

   Residential: (Provided to the Issuer)

3. A biographical profile of the nominee, including educational background and business and professional experience.

   Arthur F. Anton, age 61. Since 2017, Mr. Anton has served as Chairman of the Board and Chief Executive Officer of the Swagelok Company, a fluid systems technologies



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

company. Swagelok is a private company with sales of approximately $1.8 billion. Since 1998, Mr. Anton has served in the following positions at the Swagelok Company: President and Chief Executive Officer, from 2004 to 2017; President and Chief Operating Officer, from 2001 to 2004; Executive Vice President, from 2000 to 2001; and Chief Financial Officer, from 1998 to 2000.

Mr. Anton is a former Partner of Ernst & Young LLP, a professional organization. Since 2006, Mr. Anton has served on the Board of Directors of The Sherwin-Williams Company, a paint coatings manufacturer, where he chaired the audit committee since 2010. Mr. Anton also serves on the Board of Olympic Steel, a steel processing and distribution company, since 2009. He was chair of the audit committee from 2010 to 2018 and is currently lead director. Mr. Anton also serves on the Board of University Hospitals Health System, a large academic medical center, since 2005. He chaired the finance committee from 2006 – 2018 and will become Chairman of the Board in 2019. Mr. Anton was previously on the Board of Forest City Realty Trust from 2010 – 2017, a diversified Real Estate Investment Trust. Mr. Anton just was appointed to the Board of the Rock & Roll Hall of Fame in 2018. Mr. Anton has a M.S. Finance degree from Case Western Reserve University (1990) and a B.S. in Economics and Accounting from City University of New York (1980).

GAMCO believes that Mr. Anton's qualifications to serve on the Board of Directors include his extensive domestic and international manufacturing and distribution experience. GAMCO believes Mr. Anton brings vast executive, financial and board experience. GAMCO strongly supports the nomination of Mr. Anton for election to the Board of Directors of the Company at its 2019 Annual Meeting of Shareholders.

A copy of Mr. Anton's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Anton and the Company, directly or indirectly, and that Mr. Anton would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Anton does not hold any shares of stock of the Company.*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Anton's written consent letter is enclosed (Exhibit B).*

In accordance with the Company's Amended and Restated Code of Regulations we provide the following information concerning Mr. Matthew Goldfarb

1. The nominee's name, age, principal occupation and employer.

> *Matthew Goldfarb, 47. Partner, Investment Manager – North American Energy/Infrastructure Investments, Southport Midstream Partners LLC.*

2. The nominee's business address and residential address. Telephone number.

> *Business: 191 Post Road West, Westport, CT, 06880.*
>
> *Residential: (Provided to the Issuer)*

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Matthew Goldfarb, age 47, is a founding partner and managing member of Southport Midstream Partners LLC, a private-equity backed investment vehicle focused on energy infrastructure projects in North America. Mr. Goldfarb previously served as Chief Restructuring Officer and Acting Chief Executive Officer of Cline Mining Corporation, a Canadian mining company, from December 2013 until June 2018, and prior thereto, as Chief Executive Officer of Xinergy Ltd. (formerly TSX:XRG), a Central Appalachian coal producer, having previously served as its Vice Chairman and lead independent director since its IPO in December 2009 through November 2013. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of GSO Capital Partners, the credit arm of The Blackstone Group L.P. (NYSE:BX), from January 2007 until December 2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from January 2005 until September 2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. ("Icahn") for approximately five years and prior to joining Icahn, was associated with the law firm of Schulte Roth & Zabel LLP in the M&A and*


G A M C O
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

asset-based lending practice areas. Mr. Goldfarb has served as on the boards of directors of Sevcon, Inc. (NASDAQ: SEV), a leader in electrification technologies for zero emission electric vehicles, (2016- 2017), Midway Gold Corporation (OTCMKTS:MDWCQ), an emerging gold producer (2016-2017), The Pep Boys - Manny, Moe & Jack (formerly NYSE:PBY), a full-service and tire automotive aftermarket chain (2015-2016), Huntingdon Capital Corp. (formerly TSX:HNT), an owner and operator of affordable business premises in markets across Canada (2013-2014), Fisher Communications, Inc. (formerly NASDAQ. FSCI), a media company (2011-2013), CKE Restaurants, Inc. (formerly NYSE: CKR), the parent company of the Carl's Jr., Hardee's, Green Burrito, and Red Burrito restaurant chains (2006-2010), and James River Coal Company (OTCMKTS. JRCCQ), a coal producer (2006). Mr. Goldfarb graduated from the University of Wisconsin, with a Bachelor of Arts in Economics, and received a J.D. from Fordham University School of Law.

GAMCO believes that Mr. Goldfarb qualifications to serve on the Board of Directors include his vast investing experience, his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Goldfarb brings extensive executive and investment experience. GAMCO strongly supports the nomination of Mr. Goldfarb for election to the Board of Directors of the Company at its 2019 Annual Meeting of Shareholders.

A copy of Mr. Goldfarb's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Goldfarb and the Company, directly or indirectly, and that Mr. Goldfarb would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Goldfarb does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Goldfarb's written consent letter is enclosed (Exhibit D).*
>
> *In December 2013 and in contemplation of a financial restructuring, Mr. Goldfarb was retained by the Cline Mining Corporation board of directors, at the instruction of its senior lenders, to lead the financial restructuring and optimization of the mining assets of the TSX-listed Issuer. CCAA insolvency proceedings and related Chapter 15 "recognition" proceedings relating to the "work-out" of Cline Mining Corporation were initiated in December 2014, and the company emerged therefrom in July 2015.*
>
> *Mr. Goldfarb resigned as the Chief Executive Officer of Xinergy, Ltd. In November, 2013. Xinergy filed for bankruptcy protection under Chapter 11 in July 2015 due to challenging market conditions, given its exposure to metallurgical coal pricing.*
>
> *On June 22, 2015, Midway Gold Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado, seeking ancillary relief in Canada pursuant to the Companies' Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada. On January 29, 2016, Mr. Goldfarb was appointed as an independent director of Midway to assist the issuer in its ongoing financial restructuring and asset-sale efforts and served in such capacity until his resignation in 2017 upon the Midway estate being optimized and assets distributed for the benefit of its creditors.*

In accordance with the Company's Amended and Restated Code of Regulations we provide the following information concerning Mr. Frank LaGrange "Grange" Johnson

1. The nominee's name, age, principal occupation and employer.

> *Frank LaGrange "Grange" Johnson, 51. CEO/Investor, FLJ Capital, LLC.*

2. The nominee's business address and residential address. Telephone number.

> *Business: 437 Madison Avenue, 34th Floor, New York, NY, 10022.*
>
> *Residential: (Provided to the Issuer)*

3. A biographical profile of the nominee, including educational background and business and professional experience.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. Johnson founded FLJ ("FLJ") Capital in June 2017 with the backing of a multi-billion dollar fund of funds. FLJ focuses on distressed debt and equity securities along with other event driven investments.

Prior to FLJ, Mr. Johnson founded LaGrange Capital Partners ("LaGrange") in May 2000. LaGrange is a pure play, event-driven/special situations fund whose objective was to generate LBO fund rates of return in the public markets. From the seven years from inception until March of 2007 the Fund compounded at approximately 30% gross (24% net) without a down year. The Fund was awarded by Bloomberg Markets Magazine in January 2006 and January 2007, the highest and second highest returns in the event driven space for a three-year period with over $100mm in AUM. Barron's in October of 2007 ranked the Fund 41st out of all hedge funds on a three-year basis with over $250mm of AUM. In 2003, GAIM awarded the Fund the award of the top even driven hedge fund with a three to four-year track record. The Fund turned into a family investment vehicle in 2015.

Prior to forming LaGrange, Mr. Johnson spent four years with CoMac Partners ("CoMac"), a distressed securities hedge fund. At CoMac, Mr. Johnson co-managed the CoMac Opportunities Fund, which invested in post-bankruptcy and special situation equities. Prior to CoMac, Mr. Johnson was an analyst at Chesapeake Partners, where he focused on risk arbitrage and other event driven strategies. Mr. Johnson was previously a management consultant for McKinsey & Company, where he advised banks, telecommunications, and energy firms. Before McKinsey, Mr. Johnson worked for Perry Partners from 1991 to 1993, where he focused on distressed and other event driven situations. Mr. Johnson began his career in the restructuring group of Merrill Lynch's Investment Banking division, where he worked from 1989 to 1991. Mr. Johnson holds a BA from Brown University and an MBA from Columbia Business School, where he was elected to the Beta Gamma Sigma honor society. He as guest lectured and evaluated student investment ideas as part of Columbia's value investing program. Mr. Johnson has served on the Board of Directors and Audit Committee of 1-800-Contacts from October 2006 to June of 2012 when it was sold to WellPoint for approximately 9x the go private purchase price of the equity. Mr. Johnson also served as Chairman of the Board of Forward Industries from 2010 to 2014.

GAMCO believes that Mr. Johnson's qualifications to serve on the Board of Directors include his vast investing experience and his record of board service. GAMCO believes Mr. Johnson brings extensive executive and investment experience. GAMCO strongly supports the nomination of Mr. Johnson for election to the Board of Directors of the Company at its 2019 Annual Meeting of Shareholders.

A copy of Mr. Johnson's biographical sketch is enclosed (Exhibit E).



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Johnson and the Company, directly or indirectly, and that Mr. Johnson would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Johnson does not hold any shares of stock of the Company.*

> *Mr. Johnson's transactions in the Company's common stock during the last two years:*


Purchase/Sale – Date – Amount
Purchase – 10/29/18 – 200
Sale – 10/30/18 – 200


> *The referenced shares were held in a margin account. The general leverage was approximately 2 to 1.*

> *At present, FLJ owns does not hold any shares of the Company's common stock.*

> *FLJ's transactions in the Company's common stock during the last two years:*


Purchase/Sale – Date – Amount
Purchase – 8/16/18 – 200
Purchase – 8/17/18 – 100
Sale – 8/17/18 - 300
Purchase – 8/28/18 – 200
Purchase – 8/29/18 – 300
Purchase – 8/30/18 – 300
Purchase – 8/31/18 – 100
Sale – 9/4/18 - 900
Purchase – 9/7/18 – 100
Purchase – 9/10/18 – 100
Purchase – 9/11/18 – 200
Purchase – 9/13/18 – 100
Purchase – 9/14/18 – 600
Purchase – 9/17/18 – 200
Sale – 9/20/18 - 100
Purchase – 9/25/18 – 100
Sale – 9/28/18 - 500
Purchase – 9/28/18 – 400
Purchase – 10/1/18 – 100




GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sale – 10/1/18 - 100
Purchase – 10/2/18 – 800
Sale – 10/4/18 – 1,900
Purchase – 10/5/18 – 200
Sale – 10/5/18 – 100
Sale – 10/8/18 - 190
Purchase – 10/9/18 – 1,080
Sale – 10/9/18 – 1,080
Sale – 10/10/18 - 10
Purchase – 10/16/18 – 200
Purchase – 10/17/18 – 300
Sale – 10/17/18 - 300
Purchase – 10/18/18 – 100
Sale – 10/18/18 – 199
Sale – 10/19/18 - 100
Purchase – 10/22/18 – 500
Purchase – 10/24/18 – 400
Sale – 10/24/18 - 800
Purchase – 10/25/18 – 200
Sale – 10/25/18 – 300
Sale – 10/26/18 - 1

The referenced shares were held in a margin account. The general leverage was approximately 2 to 1.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Johnson's written consent letter is enclosed (Exhibit F).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of November 13, 2018, GAMCO was the beneficial owner of 6,542,687 shares of the Company's common stock, representing 8.59% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated November 9, 2018, is enclosed (Exhibit G).

   As of November 13, 2018, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Anton and Mr. Goldfarb and Mr. Johnson or others pursuant to which Mr. Anton and Mr. Goldfarb and Mr. Johnson are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 0.003% of the common stock of The Sherwin-Williams Company, for which Mr. Anton serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of the corporation entitled to vote required to elect such nominee or nominees (the "Nomination Solicitation Notice").

   GAMCO, at this time, does intend to deliver a proxy statement and form of proxy. GAMCO reserves the right to adhere to the procedures set forth in the Company's Code of Regulations regarding such intention.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of the nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Diebold's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Anton, Mr. Goldfarb and Mr. Johnson to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

CC: George Maldonado
Director of Proxy Voting Services – GAMCO

Enclosures

Exhibit A

Mr. Anton's Biographical Sketch (Document Provided to Issuer)

Exhibit B

Mr. Anton's Written Consent Letter (Document Provided to Issuer)

Exhibit C

Mr. Goldfarb's Biographical Sketch (Document Provided to Issuer)

Exhibit D

Mr. Goldfarb's Written Consent Letter (Document Provided to Issuer)

Mr. Johnson's Biographical Sketch (Document Provided to Issuer)

Mr. Johnson's Written Consent Letter (Document Provided to Issuer)

Amendment Number 18 to Schedule 13D, Filed on November 9, 2018 (Complete Filing Available on EDGAR)